Via Facsimile and U.S. Mail
Mail Stop 6010
								November 2, 2005

Mr. Bruce Mogel
Chief Executive Officer
Integrated Healthcare Holdings, Inc.
695 Town Center Drive
Suite 260
Costa Mesa, CA  92626

Re:	Integrated Healthcare Holdings, Inc.
	Form 10-KSB for Fiscal Year Ended December 31, 2004
	Forms 10-Q for Fiscal Quarters Ended
March 31, 2005 and June 30, 2005
Form 8-K/A Dated March 3, 2005
Filed June 8, 2005
	File No. 0-23511

Dear Mr. Mogel:


      We have reviewed your October 20, 2005 response letter to our
September 21, 2005 comment letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we ask you to provide us with more information so we may better understand your disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file your proposed disclosure changes from your October
20,
2005 response as correspondence on EDGAR. Please note that you may file the complete revised documents that you provided as supplemental material or you may provide only those disclosures that you proposed to change. If you file only the disclosure changes, please clearly identify the sections and page numbers from your original filings.

2. Please file the amendments under cover of the form amended, marked with the letter "A" to designate the document as an amendment.
Please note that amendments must be sequentially numbered. Please refer to Rule 12b-15 of the Exchange Act.

3. Please file updated certifications with your amendments to the Form 10-KSB for December 31, 2004 and your amendments to the 2005
Forms 10-Q.

Form 10-KSB for the year ended December 31, 2004

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

4. Please have Pritchett, Siler & Hardy PC revise their audit report provided in response to our previous comment one to reference the standards of the PCAOB. Please see the PCAOB`s Auditing Standard No.
1, References in Auditors` Reports to the Standards of the Public Company Accounting Oversight Board.

Form 8-K/A filed June 8, 2005

Exhibit 99.12:  Unaudited Pro Forma Condensed Consolidated
Financial
Statements of IHHI

Notes to Unaudited Pro Forma Condensed Consolidated Financial
Information

5. We acknowledge your response to our previous comment two.
Please
revise your cash and cash equivalents pro forma adjustment number one
to clearly disclose each of the cash inflows and outflows that net to
the reported amount. In addition, please revise your proposed disclosure to reference the appropriate footnotes for the $10,000,000 and $1,264,013 current portion of debt and capital lease adjustments on your pro forma balance sheet.

6. We acknowledge your response to our previous comment four. As you consolidate the operations of PCHI, it appears that the sale lease-back transaction eliminates in consolidation and that the reported life of the assets should be that recorded on the books of PCHI. Although we acknowledge that the buildings may have been constructed many years ago, please explain to us why the existence of the 25 year renewal option does not support a longer life from the perspective of
PCHI. It would appear that if PCHI believes that the assets had only
25 years of remaining useful economic life that any renewal option would be for significantly shorter periods. In addition, we note in your response that the Company also amortizes amounts allocated to land over the 25 year lease term because it has no residual interest in the property, please clarify whether PCHI depreciates land.

7. We acknowledge your response to our previous comment five. We do not believe that pro forma adjustment number nine related to the removal of historical restructuring charges of the Tenet Hospitals is directly attributable to your acquisition transaction. Please remove pro forma adjustment number nine to reinstate this historical amount.
However, you may disclose in the notes to the pro forma financial statements that you do not expect the historical restructuring costs to have a continuing impact on your future operating results.

8. We acknowledge your response to our previous comment six.
Please
revise your pro forma balance sheet to reinstate the nonrecurring warrant charge as required by Rule 11-02(a)(6) of Regulation S-X.

9. Please refer to pro forma adjustment number seven. Please confirm whether the $2,200,000 of depreciation expense at PCHI is included in your pro forma adjustment number eight. If not, please revise your presentation to properly reflect consolidated pro forma depreciation expense.


Form 10-Q for the six months ended June 30, 2005

Financial Statements, page 1

Condensed Consolidated Statements of Cash Flows, page 5

10. We acknowledge your response to our previous comment seven.
It
appears that your description of the $5 million cash inflow as proceeds from the sale of property is inappropriate as that property is reflected in your consolidated financial statements.  It
appears
that the proceeds of the property sale are offset in consolidation by
the corresponding asset purchase on the books of PCHI.   It also
appears that the cash flow statement classification of the $5 million in equity raised by PCHI is dependent upon the timing of the capital raising in relation to the Tenet Hospital acquisition date, the date when you were required under FIN 46R to consolidate PCHI. It appears that any capital raised on or after the Tenet Hospital acquisition date should be reflected as a financing activity as a minority interest equity transaction and that any capital raised before this date should be reflected as an investing activity similar to cash received in a business combination. Please revise your accounting and disclosure accordingly or tell us the authoritative literature you relied upon to support your current presentation.

Note 1: Summary of Significant Accounting Policies, page 6

Company Operations, page 7

11. Please revise your 2005 Forms 10-Q to indicate that you have separate operating segments that you aggregate under paragraph 17 of
SFAS 131. Please specifically disclose how your segments meet the aggregation criteria consistent with your response to our previous comment 8.

Note 2:  Acquisition, page 13

12. Please revise your proposed disclosure added in response to our previous comment 12 to include your nonrecurring common stock warrant charge. In addition, revise this disclosure to specifically indicate the amount and the nature of the nonrecurring charge as required by paragraph 55 of SFAS 141.

Note 4:  Common Stock, page 14

13. You indicate in your response to our previous comment 13 that the
57, 250,000 shares of common stock OC-PIN returned to escrow represents a pro rata share of stock. The escrow results in OC-PIN having effectively received 45,350,000 shares of common stock for
$10
million. Please reconcile for us how this net issuance represents a pro rata share of your total deal when it appears that you received one-third of the anticipated proceeds of $30,000,000 and one-third of the total stock to be issued of 108 million shares is only 36 million shares. In addition, we note from page 10 of your definitive proxy statement filed on October 6, 2005 that the escrow expiration date was extended until September 16, 2005. Please tell us whether the additional funding was received and the shares released from escrow or whether the shares were returned to you.

14. We acknowledge your response to our previous comment 14. Please revise your disclosure to:
* clearly indicate why OC-PIN did not provide the remaining $20 million in financing under the original agreement and why you had to renegotiate the terms;
* clearly indicate that the escrowing of shares was not completed until July; and
* indicate the impact of the escrow agreement on both future loss per share and historical loss per share as if the escrow agreement were signed at the date of the original financing.

Note 5:  Common Stock Warrants, page 15

15. We acknowledge your response to our previous comment 15, but it
appears that your reliance on the paragraph 11b exception in SFAS
133
is not appropriate. It appears that the Rescission, Restructuring and Assignment Agreement does not relate to your receipt of either goods or services; rather it appears to relate to the restructuring of your initial funding arrangement for your hospital acquisition. Please tell us your consideration of accounting for these warrants as a derivative financial instrument under SFAS 133.

16. We acknowledge your reference to paragraph 55 of FIN 44 in response to our previous comment 16. It appears that this guidance is inappropriate as it relates to a modification of an award, when your warrants contain the 24.9% cap as an initial term. In addition, variable accounting under APB 25 and FIN 44 assumes that the performance obligation has not been satisfied and vesting is not complete. As you acknowledge that your warrant holders have no continuing performance obligation associated with the exercise of the warrants, please revise your 2005 Forms 10-Q and your pro forma financial statements in your June 8, 2005 Form 8-K/A to record the fair value of the expected warrants to be issued as a charge to earnings on the date of issuance. Otherwise, tell us the authoritative literature that would support your deferral.

17. We acknowledge your response to our previous comment 17. Please elaborate on your effective 35% discount from market by selecting a
$0.50 fair value as the input for your Black-Scholes computation. Please explain when the comparable sales of restricted stock were made in relation to the warrant issuance. Please note that we believe that a quoted market price is the best measure of a stock`s fair value and that those prices should not be adjusted to reflect restrictions or other factors because of the difficulty in measuring the factors objectively. In addition, please explain to us how you were able to estimate the expected warrant life at between two and two and one-half years.

Management`s Discussion and Analysis, page 23

Critical Accounting Policies and Estimates, page 24

18. We acknowledge your intent to enhance disclosures in your summary of significant accounting policies in your financials statements in response to our previous comment 20. Please ensure that you provide this enhanced disclosure in your critical accounting estimates disclosure. In addition, for your allowance for doubtful accounts estimate please revise your 2005 Forms 10-Q to specifically disclose the uncertainties in applying your critical accounting policies, the historical accuracy of these critical accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future.


      As appropriate, please amend your Form 10-KSB for the year ended December 31, 2004, Forms 10-Q for the quarters ended March 31,
2005 and June 30, 2005 and Form 8-K/A filed June 8, 2005 and respond to these comments within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      If you have any questions, please contact Mark Brunhofer, Staff
Accountant, at (202) 551-3638 or Donald Abbott, Senior Staff
Accountant, at (202) 551-3608. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant


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Mr. Bruce Mogel
Integrated Healthcare Holdings, Inc.
November 2, 2005
Page 1